                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)



                              Hanover Direct, Inc.
                        --------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   440506 10 3
                        --------------------------------
                                 (CUSIP Number)

                               William B. Wachtel
                              Wachtel & Masyr, LLP
                              110 East 59th Street
                            New York, New York 10022
                                 (212) 909-9595
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 10, 2005
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box { }.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                  Page 1 of 21
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                                                                Page 2 of 21

1.       NAME OF REPORTING PERSON

         Chelsey Capital Profit Sharing Plan

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3716218

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) {x}
                                                                         (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         25,611,892 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.3%

14.      TYPE OF REPORTING PERSON

         EP
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                                                                Page 3  of 21

1.       NAME OF REPORTING PERSON

         Chelsey Direct, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3716218

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) {x}
                                                                         (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         25,611,892 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.3%

14.      TYPE OF REPORTING PERSON

         OO

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                                                                Page 4 of 21

1.       NAME OF REPORTING PERSON

         Chelsey Finance, LLC

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         20-1351079

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) {x}
                                                                         (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         25,611,892 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.3%

14.      TYPE OF REPORTING PERSON

         OO

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                                                                Page 5 of 21

1.       NAME OF REPORTING PERSON

         William B. Wachtel

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) {x}
                                                                         (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     25,616,892 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     25,616,892 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         25,616,892 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.3%

14.      TYPE OF REPORTING PERSON

         IN

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                                                                Page 6 of 21

1.       NAME OF REPORTING PERSON

         DSJ International Resources Ltd.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3716218

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) {x}
                                                                         (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     0 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     0 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         25,611,892 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.3%

14.      TYPE OF REPORTING PERSON

         CO, HC

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                                                                Page 7 of 21

1.       NAME OF REPORTING PERSON

         Stuart Feldman

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) {x}
                                                                         (b) { }
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               { }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                                     21,090 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                                     0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                                     21,090 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                                     0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         25,632,982 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             { }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.4%

14.      TYPE OF REPORTING PERSON

         IN

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                                                                Page 8 of 21



     This Amendment No. 12 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D (as amended, the "Schedule 13D") filed by certain of the Reporting Persons. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D. This Amendment No. 12 to the Schedule 13D is filed by the Reporting Persons in accordance with Exchange Act Rule 13d-2, and it shall refer only to the information that has materially changed since the filing of the Amendment No. 11 to the Schedule 13D on July 13, 2004.

Item 3.  Source and Amount of Funds or Other Consideration

     The information contained in Item 4 is incorporated herein by reference into this Item 3.

Item 4.  Purpose of the Transaction

     Item 4 is hereby amended by the addition of the following paragraphs immediately before the last two paragraphs of Item 4 of this Statement as previously filed:

     As of January 10, 2005, Chelsey Direct, LLC entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Regan Partners, L.P., Regan International Fund Limited, Regan Fund Management Limited and Basil P. Regan (collectively, the "Regan Parties"), pursuant to which Chelsey Direct, LLC purchased an aggregate of 3,799,735 shares of common stock of the Issuer (the "Regan Shares"), a copy of which is attached hereto as Exhibit BB and incorporated herein by reference. The Stock Purchase Agreement also provided for the termination of the Corporate Governance Agreement, dated November 30, 2003, previously filed as Exhibit V hereto, and the Voting Agreement, dated November 30, 2003, previously filed as Exhibit W hereto.

     At the Annual Meeting of Stockholders of the Issuer, held on August 10, 2004, the stockholders of the Issuer approved an amendment to the Issuer's Certificate of Incorporation to effect a one-for-ten reverse stock split of the Common Stock which became effective on September 23, 2004.

Item 5.  Interests in Securities of the Issuer

     (a) Based on information provided to the Reporting Persons by the Issuer as of December 13, 2004, there were 22,451,839 shares of Common Stock issued and outstanding as of the date hereof. After giving effect to the purchase of the Regan Shares as described in Item 4 hereof, the Reporting Persons beneficially own an aggregate of approximately 25,637,982 shares of the Common Stock or approximately 78.4% of the shares of the outstanding Common Stock and 564,819 shares or 100% of the Series C Participating Preferred Stock. The holdings referenced herein include 10,247,209 warrants to purchase common stock held by Chelsey Finance, LLC, 5,000 options to purchase shares of common stock held by William Wachtel and 5,000 options to purchase common stock held by Stuart Feldman, each of which is immediately exercisable.

     (b) After giving  effect to the  purchase of the Regan Shares  described in
Item 4 hereof, of the Reporting Persons, William B. Wachtel, as the Manager of Chelsey Direct, has the sole power to vote or to direct the disposition of approximately 25,616,892 shares of the Common Stock and 564,819 shares of the Series C Participating Preferred Stock, and Stuart

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                                                                Page 9 of 21

Feldman has the sole power to vote or to direct the disposition of 21,090 shares of the Common Stock. The holdings referenced herein include 10,252,209 warrants to purchase common stock held by Chelsey Finance, LLC, 5,000 options to purchase shares of common stock held by William Wachtel and 5,000 options to purchase common stock held by Stuart Feldman, each of which is immediately exercisable.

     (c) The description of the transactions contained in Item 4 is hereby incorporated by reference into this Item 5(c).

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended by the addition of the following paragraph before the last paragraph of Item 6 of this Statement as previously filed:

     On January 10, 2005, Chelsey Direct entered into the Stock Purchase Agreement as more fully described in Item 4 and such agreement is incorporated by reference in this Item 6.


Item 7.  Material to be filed as Exhibits


     BB. Stock Purchase Agreement, dated as of January 10, 2005, by and among Regan Partners, L.P., Regan International Fund Limited, Regan Fund Management Limited and Basil P. Regan and Chesley Direct, LLC.

                                   Signatures

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this Amendment No. 12 to the Statement on Schedule 13D is true, complete and correct.

Date: January 20, 2005
                                             Chelsey Capital Profit Sharing Plan

                                             By:_/s/ William B. Wachtel __
                                                William B. Wachtel, its
                                                Trustee



                                             Chelsey Direct, LLC

                                             By:_/s/ William B. Wachtel __
                                                William B. Wachtel, its
                                                Manager


                                             Chelsey Finance, LLC

                                             By:_/s/ William B. Wachtel __
                                                William B. Wachtel, its
                                                Manager

                                                _/s/ William B. Wachtel __
                                                William B. Wachtel



                                              DSJ International Resources Ltd.

                                              By:___/s/ Stuart Feldman____
                                                 Stuart Feldman, its
                                                 President

                                                 ___/s/ Stuart Feldman____
                                                 Stuart Feldman

                                                                      EXHIBIT BB

                            STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of January 10, 2005, by and among Regan Partners, L.P., a New Jersey limited partnership (the "Partnership"), Regan International Fund Limited, a corporation formed under the laws of the British Virgin Islands (the "Fund"), Regan Fund Management Ltd., a U.S. Corporation (the "Manager"), and Basil P. Regan, an individual ("Mr. Regan" and together with the Partnership, the Fund and the Manager, the "Sellers"), and Chelsey Direct, LLC, a Delaware limited liability company ("Purchaser"). The Sellers and Purchaser are sometimes individually referred to herein as a "Party" and together as the "Parties."

WHEREAS, the Sellers desire to liquidate their position in Hanover Direct, Inc. ("Hanover") by selling shares of Common Stock, par value $0.01 per share (the "Securities"), of Hanover in the amounts set forth on Schedule 1 (the "Transaction");

WHEREAS, the Sellers acknowledge that the number of shares being sold pursuant to this Agreement far exceeds the normal trading volume in such shares, and the ability of the Sellers to dispose of the Securities as a block to Purchaser represents a unique opportunity for the Sellers to liquidate their position; and

WHEREAS, Purchaser desires to purchase the Securities on the terms and conditions hereinafter contained.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the parties hereto, intending to be legally bound, hereby agree as follows:

1.       Purchase and Sale.

     1.01. Generally. Subject to and upon the terms and conditions hereinafter set forth, on the date hereof (the "Closing"), and in reliance upon the representations and warranties contained in this Agreement, each of the Sellers is selling, assigning, transferring and delivering to Purchaser, and Purchaser is purchasing from the Sellers, the Securities, free and clear of all liens, pledges, mortgages, security interests, charges, restrictions, adverse claims or other encumbrances of any kind or nature whatsoever (collectively, "Liens").

     1.02. Consideration. At the Closing, in consideration of the sale, assignment, transfer, and delivery of the Securities, Purchaser is paying or causing to be paid to the Sellers the amounts, in cash, as set forth on Schedule 1.

     1.03. Method of Payment. Purchaser is making payment for the Securities in immediately available funds by wire transfer to an account or accounts specified on Schedule 2.

2. Closing. The Closing is being held simultaneously with the execution of this Agreement at the offices of Dechert LLP, 405 Lexington Avenue, New York, New York 10174. The following is taking place at the Closing:

     2.01. Transfer of Securities. Each of the Sellers shall cause the electronic delivery of the Securities to Purchaser.

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                                                                Page 12 of 21

     2.02. Closing Payment. Upon receipt from the Sellers of evidence of irrevocable instructions given by the Sellers to their brokerage firms to deliver the Securities to Purchaser, Purchaser shall make the payment required by Section 1 to be made at the Closing.

3. Representations and Warranties of the Sellers. Each of the Sellers hereby represents and warrants to Purchaser as follows:

     3.01. Authority. Each of the Sellers has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. Each of the Sellers has taken all necessary action to authorize the execution, delivery and performance by it of this Agreement.

     3.02. Binding Obligation. This Agreement has been duly executed and delivered by each of the Sellers and, assuming due authorization, execution and delivery of the Agreement by Purchaser, this Agreement constitutes the legal, valid and binding obligation of each of the Sellers enforceable against each of the Sellers in accordance with its terms, except as such enforceability may be subject to the effects of any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting creditors' rights generally and subject to the effects of general equitable principles.

     3.03. No Consent; No Conflict. The execution, delivery and performance of this Agreement by each of the Sellers do not require any prior consent, approval, authorization or other action by, or prior filing with or notification to, any governmental or regulatory authority, other than routine filings with the Securities and Exchange Commission (the "SEC"). The execution, delivery and performance of this Agreement by each of the Sellers do not, as applicable, (i) conflict with or violate the organizational documents of each of the Sellers, or
(ii) conflict with or violate any law, rule, regulation, order, writ, judgment, injunction, decree, determination, award or agreement applicable to each of the Sellers.

     3.04. Ownership. Each of the Sellers owns and has good, valid and marketable title to and the right to transfer to Purchaser, the Securities, free and clear of any and all Liens. At the Closing, each of the Sellers is conveying ownership of the Securities, and after giving effect to the transactions contemplated herein, Purchaser will own, and have good, valid and marketable title to, the Securities, free and clear of any and all Liens.

     3.05. Nature of the Sellers.

          (a) Each of the Sellers is a sophisticated investor and has the appropriate knowledge and experience to evaluate and negotiate the Transaction.

          (b) Each of the Sellers has had the opportunity to consult with its advisors as it deems appropriate.

          (c) Each of the Sellers has adequate information to evaluate the Transaction and has had the opportunity to discuss such information with its advisers.

          (d) Each of the Sellers is dealing with Purchaser on a professional arms-length basis and neither Purchaser nor any of its

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                                                                Page 13 of 21

affiliates or representatives is acting as a fiduciary or advisor to the Sellers with respect to this Agreement or any of the transactions contemplated hereby.

          (e) Each of the Sellers or such Seller's advisor with which the Seller has consulted in connection with the Transaction, has expertise in assessing tax, legal, jurisdictional and regulatory risk.

          (f) Each of the Sellers has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into, and in connection with this Agreement and the transactions contemplated hereby it has, to the extent deemed necessary and appropriate by each Seller, made such an independent appraisal of and investigation into, the financial condition, creditworthiness, affairs, status and nature of Hanover and its related companies and it has not relied, and will not hereafter rely, on Purchaser or any affiliate, representative or agent of Purchaser or any other third party with respect to such matters or to update it with respect to such matters or to keep such matters under review on its behalf.

          (g) Neither Purchaser nor any person affiliated with Purchaser has made any representation or warranty, express or implied, regarding any aspect of the Transaction except as set forth in this Agreement.

          (h) Purchaser has not made any representations whatsoever regarding the business, operations, financial condition or prospects of Hanover. None of the Sellers is relying on any representation or warranty other than those expressly contained in this Agreement. In addition, without limiting the foregoing, none of the Sellers has relied, and none of the Sellers will hereafter rely, on Purchaser or any affiliate, representative or agent of Purchaser or any other third party with respect to information relating to or in any way affecting the Securities, other than as expressly set forth in Section 4 hereof.

          (i) Each of the Sellers acknowledges that, in connection with the Transaction, Purchaser has informed the Sellers that Purchaser and its affiliates, representatives or agents has possession of material non-public information that could have a bearing on the price or valuation of the Securities, but which Purchaser and its affiliates, representatives or agents have not disclosed to Purchaser. Each of the Sellers acknowledges and agrees that Purchaser and its affiliates, representatives and agents shall have no obligation whatsoever to, and that Purchaser shall have no obligation whatsoever to cause such affiliates, representatives or agents to, disclose any such information to the Sellers. Without limiting the generality of the foregoing, for a number of years, until July 30, 2004, Mr. Regan, on behalf of the Sellers, has served as a director of Hanover, and the Sellers are familiar with Hanover. The Sellers acknowledge that designees of Purchaser currently serve on the Board of Directors of Hanover. Accordingly, Purchaser is in possession of non-public information concerning Hanover, including, without limitation, operating and other information that may reflect positively on Hanover's business and prospects, and that may enable Purchaser to make a more educated assessment than the Sellers of the risks associated with the ownership of Hanover's securities.

          (j) Each of the Sellers hereby waives any rights to receive such information and forever waives, to the maximum extent permitted by law, on its own behalf and on the behalf of its affiliates, successors and assigns, any claims or remedies arising out of or relating to any such non-disclosure.

          (k) Each of the Sellers understands and acknowledges that Purchaser is relying upon the truth of the foregoing representations in connection with the Transaction.

     3.06. Brokers and Finders. No broker or finder has acted for the Sellers in connection with this Agreement or the Transactions and no broker or finder is entitled to any brokerage or finder's fee or other commissions in respect of the Transaction.

4. Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to each of the Sellers as follows:

     4.01. Authority. Purchaser has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. Purchaser has taken all necessary action to authorize the execution, delivery and performance by it of this Agreement.

     4.02. Binding Obligation. This Agreement has been duly executed and delivered by Purchaser and, assuming due authorization, execution and delivery of the Agreement by each of the Sellers, this Agreement constitutes the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except as such enforceability may be subject to the effects of any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting creditors' rights generally and subject to the effects of general equitable principles.

     4.03. No Consent; No Conflict. The execution, delivery and performance of this Agreement by Purchaser do not require any prior consent, approval, authorization or other action by, or prior filing with or notification to, any governmental or regulatory authority, other than filings with the SEC, the Company and the American Stock Exchange. The execution, delivery and performance of this Agreement by Purchaser do not conflict with or violate any law, rule, regulation, order, writ, judgment, injunction, decree, determination, award or agreement applicable to Purchaser.

     4.04. Nature of Purchaser. Purchaser (a) has such knowledge and experience in financial and business matters generally that it is capable of evaluating the merits of the Transaction; (b) has the ability to bear the economic risks inherent in his investment in the Securities; (c) is receiving the transfer of the Securities hereunder for investment purposes, and not with a view to, or for a resale in connection with, any distribution of such Securities, (d) is able, without materially impairing his financial condition, to hold the Securities for an indefinite period of time, and to suffer a complete loss of his investment; and (e) understands and has fully considered the risks inherent in this investment in the Securities.

     4.05. No Reliance on Sellers. Purchaser has had the opportunity to ask questions of, and receive answers from, the Sellers concerning Hanover and the Transaction and to obtain from Sellers any additional information necessary to make an informed decision regarding the purchase of the Securities. Purchaser is not relying on any representations made by the Sellers regarding Hanover or the Transaction except as set forth in this Agreement.

     4.06. Brokers and Finders. No broker or finder has acted for Purchaser in connection with this Agreement or the Transactions and no broker or finder is entitled to any brokerage or finder's fee or other commissions in respect of the Transaction.

     4.07. Accredited Investor. Purchaser is an "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act.

5. Indemnification. For a period of one year from the date of the Closing, each of Purchaser, on the one hand, and the Sellers, on the other hand, hereby agrees that it will indemnify the other Party and their controlling persons and agrees to hold the other Party and their controlling persons harmless from and against,and to pay to the other Party the amount of, any loss, liability, claim, damage, or expense (including reasonable attorneys' fees), whether or not involving a third party claim, arising, directly or indirectly, from or in connection with, or in respect of any breach of any representation or warranty set forth in this Agreement by the indemnifying Party; provided, however, that neither the Sellers' collective liability, in the aggregate, nor Purchaser's liability, in the aggregate, shall exceed an amount equal to the proceeds received by the Sellers from the Transaction.

6.       Miscellaneous.

     6.01. Expenses. Each Party shall pay all costs and expenses incurred by such Party in respect of the transactions contemplated hereby. The Sellers shall be liable for and shall pay any transfer taxes attributable to the purchase and sale of the Securities.

     6.02. Entirety of Agreement. This Agreement states the entire agreement of the Parties, merges all prior negotiations, agreements and understandings, if any, and states in full all representations, warranties, covenants, and agreements which have induced this Agreement, including, without limitation, (a) that certain Corporate Governance Agreement, dated as of November 30, 2003, by and among Hanover, the Sellers, Purchaser and Stuart Feldman, which agreement is hereby terminated by the Sellers, Purchaser and Stuart Feldman, and (b) that certain Voting Agreement, dated as of November 30, 2003, by and among the Sellers, Purchaser and Stuart Feldman, which agreement is hereby terminated by its terms. No Party shall make any contrary representations in dealing with third parties. There are no representations or warranties, express or implied, except as specifically set forth in this Agreement.

     6.03. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made if and when delivered personally or by overnight courier to the Parties at the following addresses or sent by electronic transmission, with confirmation received, to the telecopy numbers specified below (or at such other address or telecopy number for a Party as shall be specified by like notice):

                                                                Page 16 of 21
     (a) If to the Sellers:



              Regan Partners, L.P.

              32 East 57th Street, 20th Floor

              New York, New York 10022

              Attn:  Basil P. Regan

              Telephone:  ________________
              Facsimile:  (212) 317-1648



              With a copy to:



              Seward & Kissel LLP

              One Battery Park Plaza

              New York, New York 10004

              Attn:  Gary J. Wolfe, Esq.

              Telephone: (212) 574-1223

              Facsimile: (212) 480-8421





     (b)  If to Purchaser:



              Chelsey Direct, LLC

              c/o Wachtel & Masyr, LLP

              110 East 59th Street

              New York, New York 10022

              Attn:  William B. Wachtel

              Telephone:  (212) 909-9595

              Facsimile:  (212) 371-0320



         With a copy to:

              Dechert LLP

              The Chrysler Building

              405 Lexington Avenue

              New York, NY  10174

              Attn: Richard A. Goldberg, Esq.

              Telephone:  (212) 973-0111

              Facsimile:  (212) 891-9598



     6.04. Waiver and Amendment . No waiver by any Party of any term, provision, agreement, representation, or warranty contained in this Agreement

(or any breach thereof) shall be effective unless it is in writing executed by the Party against which such waiver is to be enforced. No waiver shall be deemed or construed as a further or continuing waiver of any such term, provision, agreement, representation or warranty (or breach) on any other occasion or as a waiver of any other term, provision, agreement, representation or warranty (or of the breach of any other term, provision, agreement, representation or warranty) contained in this Agreement on the same or any other occasion. This Agreement may be amended or modified only by the written agreement of the Parties.

     6.05. Further Assurances. Each of the Parties agrees to execute and deliver such other documents or agreements as may be necessary or desirable for the implementation of this Agreement and the consummation of the transactions contemplated hereby.

     6.06. Assignment; Binding Nature; No Beneficiaries. This Agreement may not be assigned by any Party without the prior written consent of Purchaser and Mr. Regan. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective heirs, personal representatives, legatees, successors and permitted assigns. Except as set forth in Section 5, this Agreement shall not confer any rights upon any Person other than the parties hereto and their respective heirs, personal representatives, legatees, successors and permitted assigns.

     6.07. Severability. If any provision of this Agreement is found unenforceable by a court of competent jurisdiction, such unenforceable provision shall not affect the other provisions but shall be deemed modified to the extent necessary to render it enforceable, preserving to the fullest extent permissible the intent of the Parties.

     6.08. Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York applicable to contracts executed and fully performed within the State of New York.

     6.09. Jurisdiction. The Parties agree that any proceeding arising out of or relating to this Agreement or the breach or threatened breach of this Agreement may be commenced and prosecuted in a court in the State of New York. Each of the Parties hereby irrevocably and unconditionally consents and submits to the exclusive personal jurisdiction of any court in the State of New York in respect of any such proceeding. Each of the Parties consents to service of process upon such party with respect to any such proceeding by registered mail, return receipt requested, and by any other means permitted by applicable laws and rules. Each of the Parties waives any objection that such party may now or hereafter have to the laying of venue of any such proceeding in any court in the State of New York and any claim that such party may now or hereafter have that any such proceeding in any court in the State of New York has been brought in an inconvenient forum.

     6.10. Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER AND
(iii) EACH SUCH PARTY HAS BEEN INDUCED TO

ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH HEREIN.

     6.11. Execution and Delivery. This Agreement may be executed in two or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement may be delivered by facsimile transmission with the same legal effect as if delivery of an original were made in person.

     6.12. No Recourse Against Others. No director, officer, partner, employee, owner, representative, agent, heir, executor, administrator, beneficiary, stockholder, or controlling person, as such, of the Sellers or Purchaser shall have any liability hereunder or for any obligations of the Sellers or Purchaser, as applicable, in respect of the Securities or for any claim based on, in respect or by reason of, such obligations or their creation or this Agreement. Each Party, by execution of this Agreement, waives and releases all such persons for all such liabilities.

                     [Signatures Appear on Following Page.]

     IN WITNESS WHEREOF, the Parties hereto have duly executed and delivered this Agreement as of the date first set forth above.


                                            SELLERS:
                                            REGAN PARTNERS, L.P.


                                            By:      ___/s/ Basil P Regan______
                                                     Name:  Basil P. Regan
                                                     Title:  General Partner


                                            REGAN INTERNATIONAL FUND LIMITED

                                            By: Regan Fund Management Ltd.

                                            By:      __/s/ Basil P. Regan______
                                                     Name:  Basil P. Regan
                                                     Title:  President


                                            REGAN FUND MANAGEMENT LTD.


                                            By:      ___/s/ Basil P. Regan_____
                                                     Name:  Basil P. Regan
                                                     Title:  President


                                                     ___/s/ Basil P. Regan______
                                                     BASIL P. REGAN



                                             PURCHASER:
                                             CHELSEY DIRECT, LLC


                                             By:      _/s/ William B. Wachtel __
                                                      Name:  William B. Wachtel
                                                      Title:  Manager
Accepted and agreed
with respect to Section 6.02:


___/s/ Stuart Feldman__________
STUART FELDMAN

                              SCHEDULE 1 - SELLERS

                                                               Number of Shares of Common
                          Seller                                         Stock                 Purchase Price
Regan Partners, L.P.                                                  2,387,055                      $2,387,055
Regan International Fund Limited                                      1,129,210                      $1,129,210
 Regan Fund Management Ltd. (as Investment Adviser to                   187,980                        $187,980
     Deutsche Diawa SuperHedge)
Basil P. Regan, individually and on behalf of:                           85,000                         $85,000
     Basil P. Regan Profit Sharing                                        7,000                          $7,000
     Basil P. Regan IRA                                                   2,990                          $2,990
     Basil P. Regan Money Purchase                                          500                            $500
------------------------------------------------------------ ------------------------------- -------------------
------------------------------------------------------------ ------------------------------- -------------------
         Total:                                                       3,799,735                      $3,799,735

------------------------------------------------------------------------------------------------------------------------------------

                                                                Page 21 of 21
                     SCHEDULE 2 - WIRE TRANSFER INSTRUCTIONS